

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 25, 2011

<u>Via Fax & U.S. Mail</u>

Peter R. Ingram
Chief Financial Officer
Hawaiian Holdings, Inc.
3375 Koapaka St., Suite G-350
Honolulu, HI 96819

      Re: **Hawaiian Holdings, Inc.**
              Form 10-K for the fiscal year ended December 31, 2009
              Filed February 18, 2010
              File No. 001-31443

Dear Mr. Ingram:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Linda Cvrkel
          Branch Chief

Via facsimile
(808) 835-3699